Exhibit 21.1

SUBSIDIARIES OF SUJA LIFE, INC.

1.	Suja Life Sub, Inc. (Delaware)

2.	Vive Aggregator, LLC (Delaware)

3.	Vive Parent, Inc. (Delaware)

4.	Vive Buyer, Inc. (Delaware)

5.	Suja Life Holdings, L.P. (Delaware)

6.	Suja Life Intermediate I, LLC (Delaware)

7.	Suja Life Intermediate II, LLC (Delaware)

8.	Suja Life, LLC (Delaware)

9.	Vive Organic, LLC (Delaware)

10.	Slice Real, LLC (Delaware)

11.	PSP Suja Life Blocker, LLC (Delaware)